UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
Lifeway Foods, Inc.
6431 West Oakton Street

Morton Grove, IL 60053

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,386,641

	8.	Shared voting power 0

	9.	Sole dispositive power 3,386,641

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 3,386,641

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) [_]

13.	Percent of class represented by amount in Row (11) 21.9%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,005,112

	8.	Shared voting power 500,000

	9.	Sole dispositive power 2,005,112

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 2,505,112

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 16.2%

14.	Type of reporting person (see instructions) IN

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AMENDMENT NO. 12 to SCHEDULE 13D

This Amendment No. 12 further amends and supplements the Schedule 13D filed by Ludmila Smolyansky and Edward Smolyansky. This Amendment No. 12 is being filed by Ludmila Smolyansky and Edward Smolyansky for the purpose of providing the additional information set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On March 11, 2022, Edward Smolyansky notified the corporate secretary of Lifeway Foods, Inc. (the “Company”) of his intent to nominate himself, Ludmila Smolyansky, Robert Whalen, Austin Hollis and Iana Trifonova for election to the Company’s Board of Directors at the Company’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”). As Mr. Smolyansky continues to prepare for a potential proxy context in connection with the 2022 Annual Meeting, the Reporting Persons intend to continue to engage in discussions with the Company’s Board of Directors regarding their belief that the Company should replace the Company’s Chief Executive Officer, and commence an exploration of the Company’s strategic alternatives.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2022	/s/ Ludmila Smolyansky Ludmila Smolyansky

Date: March 17, 2022	/s/ Edward Smolyansky Edward Smolyansky

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